06013946

SEC MAIL RECEIVED PROCESSING
WASH. D.C. 213 SECTION

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

May 18, 2006

By Air mail

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

SUPPL

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Extraordinary Report (Summary Translation dated May 8, 2006)
- Report as to Acquisition of Shares (Summary Translation dated May 9, 2006)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

dlw 6/2

Extraordinary Report

May 8, 2006

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

1. Reason for submission

Capital of a subsidiary of Nintendo Co., Ltd. (the Company) has been reduced. This submission is based on the provisions under the Securities and Exchange Law and the Cabinet Order.

2. Reporting matters

(1) Description of subsidiary in question

Name:	Nintendo of Canada Ltd.
Location:	British Columbia, Canada
Representative:	Tatsumi Kimishima
Paid in Capital:	CAN$ 4,000,000
Nature of business:	Sale of home entertainment products in Canada

(2) Number and percentage of voting rights the Company holds in the subsidiary in question prior/after capital reduction

Number of voting rights held by the Company: 4,000,000 (prior to capital reduction)
3,800,000 (after capital reduction)

Percentage of voting rights held by the Company (among all shareholders):
100.0% (prior to capital reduction)
100.0% (after capital reduction)

(3) Reason and date of capital reduction

Reason of capital reduction:	The subsidiary in question is a subsidiary of its parent company Nintendo of America Inc. Based on its capital measure, capital of the subsidiary has been reduced from 24 million Canadian dollars to 4 million Canadian dollars. The subsidiary in question is no longer a material subsidiary as its capital has been reduced to below 10% of the Company's capital.

Date of capital reduction: March 7, 2006

May 9, 2006

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Type of shares: The Company's common shares

1. Acquisition

(1) Shares acquired in conformity with the Annual General Meeting of Shareholders' resolution

Not applicable

(2) Shares acquired from subsidiaries

Not applicable

(3) Shares acquired in conformity with the Board of Directors resolution stipulated in the articles of incorporation

As of April 30, 2006

	Number of Shares (shares)		Total Amount (yen)
Board of Directors' resolution (passed on August 26, 2005)		2,200,000	25,630,000,000
Acquisition during reporting month	-	-	-
Total	-	-	-
Acquired own shares (cumulative basis)		2,157,400	25,133,710,000
Acquisition in progress (%)		98.1	98.1

2. Processing state

Not applicable

3. Share holdings

As of April 30, 2006

	Number of Shares
Total shares outstanding	141,669,000
Treasury shares	13,708,200